[redacted]

12010515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8- 49297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wildwood Capital Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

Collegeville	Pa	19426-2600
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Leighton 610-831-2190

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J O'Doherty, PC

(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike	Springfield	Pa	19064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Leighton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wildwood Capital Securities, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

2/28/12
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JAMES F CHARLIER
Notary Public
SPRINGFIELD TWP., DELAWARE COUNTY
My Commission Expires July 27, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILDWOOD CAPITAL SECURITIES INC

December 31, 2011

Table of Contents

Independent Auditors Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 – 8
Supplementary Information	
Computation of Net Capital	9
Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5	10

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Board of Directors of
Wildwood Capital Securities, Inc

We have audited the accompanying statement of financial condition of Wildwood Capital Securities, Inc, as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wildwood Capital Securities, Inc as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 in the Computation of Net Capital under Rule 15c-3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Springfield, Pennsylvania
February 3, 2012

Wildwood Capital Securities, Inc
Statement of Financial Condition
As of December 31, 2011

ASSETS

Cash	$	10,246
Security Deposit		313
Prepaid Expenses		1,346
Office Equipment, at cost,		
Less Accumulated Depreciation of $15,222		-
Total Assets	$	11,905

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable	$	982
Payroll Taxes Payable		1,187
Total Liabilities		2,169
Stockholders' Equity:		
Common Stock		
- 2,000 shares authorized, No Par Value		
- 1,500 shares issued and outstanding		1,500
Additional Paid in Captial		27,710
Retained (Deficit)		(19,474)
Total Stockholders' Equity		9,736
Total Liabilities and Stockholders' Equity	$	11,905

See Independent Auditors' Report and Notes to the Financial Statements.

Wildwood Capital Securities, Inc
Statement of Income
For The Year Ended December 31, 2011

Revenue:		
Fees and Commissions	$	31,800
Reimbursed Expenses	$	512
Total Revenue	$	32,312
Costs and Expenses:		
Administrative Expenses		4,477
Interest Expense		46
Payroll Expense		8,500
Payroll Taxes Expense		1,054
Postage and Delivery		102
Professional Development		352
Professional Fees		8,550
Registration & Regulatory Fees		4,591
Rent		3,863
Taxes		900
Total Costs and Expenses		32,435
Operating Loss		(123)
Interest Income		6
Net (Loss) for the Period	$	(117)

See Independent Auditors' Report and Notes to the Financial Statements.

Wildwood Capital Securities, Inc
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2010	$ 1,500	$ 27,710	$ (19,357)	$ 9,853
Stockholder distributions, net	-		-	-
Increase in Additional Paid in Capital		-		-
2010 Net (Loss)	-	-	(117)	(117)
Balance, December 31, 2011	$ 1,500	$ 27,710	$ (19,474)	$ 9,736

See Independent Auditors' Report and Notes to the Financial Statements.

Wildwood Capital Securities, Inc
Statement of Cash Flows
For The Year Ended December 31, 2011

Cash Flows From Operating Activities:			
Net (loss)		$	(117)
Adjustment to reconcile net (loss) to net cash provided by operating activities:			
Depreciation			
(Increase) in prepaid expenses	1,530		
(Decrease) in accounts payable and accrued expenses	883		
Increase in Payroll Taxes Payable	202		
Net Cash Provided By Operating Activities			2,615
Cash Flows From Investing Activities:			-
Cash Flows from Financing Activities:			-
Net Increase In Cash			2,498
Cash, January 1, 2011			7,748
Cash, December 31, 2011		$	10,246

Supplemental Disclosures of Cash Flow Information:

Interest Expense For The Year Ended December 31, 2011 was $46

See Independent Auditors' Report and Notes to the Financial Statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Wildwood Capital Securities, Inc. (The Company) was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and performs limited investment banking services.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.
In 2009, FINRA permitted the Company to change its SEC Rule 15c3-3 exemption provision to B(k)(2)(i). In 2010, the Company acted on this allowance by terminating its clearing relationship with RBC Dain and establishing a 'Special Reserve Bank Account for the Exclusive Benefit of its Customers' with Bank America. This account is used for investment banking activity. The Company does not conduct retail brokerage business.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Wildwood Capital Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees are billed and recognized as earned as services are performed.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Office Equipment
Office equipment is stated at cost ($15,222) and has been depreciated on the straight-line basis over its estimated useful life of 5 years. At December 31, 2011, the company's office equipment ($15,222) was fully depreciated but is still in use.

Income Taxes
At December 31, 2011, the Company had approximately $18,598 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided.

Statement of Cash Flows
For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2011, the Company had net capital of $6,664, which was in excess of its required net capital of $5,000. The Company's percent of aggregate indebtedness to net capital is 16.27%.

NOTE 4. NOTES PAYABLE

The Company has no notes payable.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company maintains is cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2011, the Company had no uninsured balances.

NOTE 6. FAIR VALUE

The Company's financial instruments approximate fair value.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2012, the date that the financial statements were available to be issued

Wildwood Capital Securities, Inc
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

NET CAPITAL:		
Total Stockholders' equity		$ 9,736
Deductions and/or charges:		
Nonallowable assets:		
Security Deposit	$ 313	
Prepaid Expenses	1,346	
Total Deductions		1,659
Net capital before haircuts on securities positions		8,077
Haircuts on securities positions		-
Net Capital		$ 8,077
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 982	
Payroll Taxes Payable	1,187	
Total aggregate indebtedness		$ 2,169
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required -(6-2/3% of Total Aggregate Indebtedness)	$ 145	
Minimum Dollar Net Capital Required	5,000	
Minimum Net Capital Requirement		5,000
Excess net Capital		3,077
Excess net capital at 1000%		$ 7,860
Percent of aggregate indebtedness to net capital		26.85%

The above computation does not differ materially from the December 31, 2011 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of:
Wildwood Capital Securities, Inc

In planning and performing our audit of the financial statements and supplemental information of Wildwood Capital Securities, Inc (the Company), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Springfield, Pennsylvania
February 3, 2012